September 25, 2008

Hanhui Sun
Chief Financial Officer
Kongzhong Corporation
35th Floor, Tengda Plaza
No. 168 Xiwai Street, Haidian District
Beijing, China 100044

> **Re:** **Kongzhong Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed on June 19, 2008**
> **File No. 000-50826**

Dear Mr. Sun:

We have reviewed your response letter dated August 29, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 1, 2008.

Form 20-F for the fiscal year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 63

1. We note your response to our prior comment 1 where you indicate that the Company does not consider the volume or average fees for messages or subscriptions to be key indicators of your financial condition or operating performance. We also note that although changes in volume of services and subscriptions, in a very "general sense" affects your operations, the Company

does not believe that information with respect to the volume of services or subscriptions provides any insight into trends, demands, commitments, events or uncertainties that would affect your financial condition or operating performance. Please explain further why you believe that this information is not directly correlated to your revenues. In this regard, we note that the new policies issued by the mobile phone companies, enable your customers to more easily cancel your services and require the Company to automatically terminate subscription services for inactive users. Therefore, it would appear that the number of users and the volume of services provided could decrease significantly as a direct result of these new policies and that such decrease could have a direct impact on your revenues. This is further supported by your disclosures on page 64 where you indicate that the decrease in WVAS gross revenues was "largely due to the adverse impact of the new policies adopted by the PRC telecommunications operators since the second half of 2006." Therefore, it is unclear why the Company believes that the number of users and volume of services per user are not key indicators of your financial condition and operating performance. Please explain further or tell us what key indicators you use in analyzing the Company's performance. Also, tell us how you considered including a discussion of such indicators in future filings pursuant to Section III.B.1 of SEC Release 33-6835.

Revenue and cost of services recognition, page F-11

2.   In addition to the information provided in your response to our prior comments 7 and 8, please summarize the material terms of the contracts between the Company and the mobile phone companies (the "Operators) that support each of the factors in your EITF 99-19 analysis. For instance, describe the specific terms stipulated in the contract that explain the obligations of both the Company and the Operators to the mobile phone user and explain further how this supports your conclusions that the Company has fulfillment obligations to the phone user and is therefore considered the primary obligor for the entire arrangement. In this regard, while we note that the Company may have certain obligations to the mobile phone user with regards to the sale of the content; it is not clear how you determined that you are the primary obligor with regards to the delivery portion of the fee charged to the end user. For example, your response indicates that the Company is responsible for establishing a customer service center and handling customer complaints. Tell us if the terms of the contract require the Company to handle all customer complaints, including those with regards to the services provided by the Operator (i.e. billing, collection and delivery of the content). Describe the specific terms of the contract, which stipulate the responsibility of each party to the end user and explain further how this supports your conclusions that the Company is the primary obligor for the entire arrangement (including the transmission of the content). As another example, explain the specific terms of the contract that describe the credit risk that each party bears in these arrangements. For instance, we note from your response that the Company would not receive revenue if

customers cannot be billed or do not pay the Operators for the services that the Company delivered. In these instances, please confirm if the Company is also obligated to pay the Operators the service fees for delivery, billing, and collection services and provide the specific terms of the contract that support such obligations.

3.   In addition, please tell us if any contractual arrangement exists between the Operators and the mobile phone users regarding the purchase of value added services. If so, describe the terms of these arrangements and tell us how you factored such arrangements into your analysis and how you took into account the fact that the Company does not have any direct contractual relationship with the mobile phone user in your conclusions.

4.   We note from your response to prior comments 7 and 8 that the Company would not receive revenue if customers cannot be billed or do not pay the telecommunications operators ("the Operators") for the services that the Company delivered. In these instances, please confirm if the Company is also obligated to pay the Operators the service fees for delivery, billing, and collection services.

5.   Additionally, we note from your response that doubtful accounts and bad debts are reflected in the Operators' monthly statement to the Company, which represents the net amounts that the Company expects to receive, and is why the Company does not record an allowance for doubtful accounts. Given that you report such sales on a gross basis, tell us your consideration to present the allowance for doubtful accounts and bad debt expense on a gross basis. In your response, please provide these amounts for each period presented and for the six months ended June 30, 2008. In addition, please confirm whether or not the Company and/or the Operators estimate(s) for potentially uncollectible accounts or if bad debt is reported on a cash basis (i.e. as collection issues occur) and describe the process for generating estimates of bad debt expense, if any.

Note 3. Acquisitions, page F-15

6.   We note your response to prior comment 11 and your intent to remove the reference to the independent valuation firm in future filings. Given that your form 20-F is incorporated by reference into your Securities Act filings (e.g. Forms S-8), please amend your December 31, 2007 Form 20-F to either name the expert and include the consent or remove the reference to the expert. We refer you to Rule 436(b) of Regulation C.

Note 10. Stock Options and Nonvested Shares, page F-21

7.   Please refer to prior comment 12. We note that you provide the total intrinsic value of options exercised during fiscal 2007 on page F-22. Revise to also

include this information for fiscal 2006 and 2005 in accordance with paragraph A240(c)(2).

Note 16. Subsequent Event, page F-28

8.   We note your response to our prior comment 13 where you provide the Company's analysis under paragraph 4(h) of FIN 46 to support your conclusions that HiU! is not a VIE. Your response, however, refers to only the Company when analyzing each of the conditions of paragraph 4(h)(1) to (3) and does not address Mr. Yang's (a related party) involvement with HiU!. Please tell us how you considered both the Company and the related party in your analysis of the scope exception of paragraph 4(h) of FIN 46.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief